Exhibit 99.1

13, 17.309 equity shares were lendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price ofRs. 3251- per equity share. This is part ofthe agglllgate of B,03,59, 126 equffy shares tendered and . . , .. . (accepted ) on September 9, 2019puwantto J buyback by the Company ataprice ofRs. 3251- perequityshere. WIPRO LIMITED vll Mr.AzlmHasham Prem I PartnerRepreunllng Zash Traders Date of Nature of No. of Face ( Issue/ Acquisition Consideration (Cash, wip.ro i :i: Corporate Identification Number {CIN): L321 02KA1945PLC020800 Transacuon Transaction Equity Shares Value Rs.) Prtce (Rs.) other than cash etc.) . ‘ ··· ··.. June 29, 2004 Bonus 2,96,29,741’’1 2 R.egistered Office:Doddakannelli, Sa apur Road, Bengaluru 560 035, India. . “ . . . . . . gust 24, 2005 Bonus 12,87,22,290 12) 2 Phone: +91 80 2844 001 1 ; Email: corp-secretarial@wipro.com; June 17, 2010 Bonus 21,61 ,63,200 2 Website: www.wipro.oom; Company Secretary and Compliance Officer: Mr. M Sanaulla Khan March 19, 2013 84,03,481°’ 2 440.05 Cash BlockTrade purchasefrom inter-se PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS//BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED (THE Hasham Tradars “COMPANY”) FOR THE BUYBACK OF EQUITY SHARES THROUGH TENDER OFFER UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY June 1 5 2017 Bonus 45 16 19 790 2 BACK Of SECURITIES) REGULATIONS, 2018,ASAMENDED. March a 2019 Bonus 30 10 79 858 2 ( ) Total 1 13 56.18 360 Thispublic announcement the “Public Announcement” Isbeing made pursuant t.othe provisions of Regulatlon SI. No. Name al Stiarehalder No. of Equity Shares % Sharelloldlng 7(i) of th& Securities and Exchange Board of India (Buy Back of Securities) Regulations, :io1 s, as amended j Note: 1. AzlmH Prem i 23,68, 15.234 4.32 (including any statutory modlflcalion(s), amendment(s) or re-enactments from Ume to Ume) (the “Buyback 1. Ol/t oforiginally allotted 6,36, 13,400 equity shares ofRs. 21- each as bonus as of June 29, 2004, 3, 39, 83,659 equity 2. YasmeenA Premji 26,89,770 0.05 shares wel!I tendered and acceptedpursuant to the buyback. by the Company on September 9 2019 al a price of Regulations”) and contains the disclosures as specifiedin Schedule II of the Buyback Regulations read with , 3. Rishad Azim Premji 17,38,057 0.03 Rs. 3251- per equity sharo. This is part of the aggregate of 6, 12,01,078, equity shares tendered and accepted Schedul&tofthe Buyback Regula.lions. 4. Tariq Azim Premjl 15,80,755 0.03 pursuanllo buyback by fha Companyon Saptambar9, 2019al aprice ofRs. 3251-peraquity shalll. OFFER FOR BUYBACK OF UP TO 26,96,62,921 (‘TWENTY SIX CRORE NINETY SIX LAKH SIXTY TWO THOUSAND NINE HUNDREDAND TWENTY ONE ONLY) FULLY PAID UP EQUITYSHARES HAVING FACE VALUE 5. Pagalthivarthi Srinivasan 89,796 0.00 2. OI/I of originally allotted 16,21,22,400 equity shares of Rs. 21· each as bonus, 2,59,00, 110 equity shares wero OF Rs. 21- (RUPEES TWO ONLY) EACH OF COMPANY (THE “EQUITY SHARES”) AT A PRICE OF Rs. 445I 6. Lakshminarayana Ramanathan Kolfengode 18,400 0.00 tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 3251- per (RUPEES FOUR HUNDRED AND FORTY-FM: ONLY) PER EQUITY SHARE ON A PROPORTIONATE BASIS 7. Vadapany Ravi Klran 6,653 0.00 equity share. This Is part ofthe aggregate of6,12, 01,078 equity shares tenderod and acceptedpursuant to buyback THROUGH THE TENDER OFFER PROCESS USING THE STOCK EXCHANGE MECHANISM. 8. Bnoooa1am Chandrashekharalah Prabhakar 10,400 0.00 by the Company on September 9, 2019 at aprice ofRs. 3251- per equity share. Further, an additional 75,00, 000equity Certain figures containedin lhisPublicAnnouncemen includingfinancial information, have beensubjectto rounding-off 9. AWMari Lakshmanarao 40,070 0.00 400/-perequityshal!I. sharos were tendered and acoeptedpurauant to the buyback by the Company on January 15, 2021, at a price ofRs. adjus!ments.All decimals have been rounded offlo two decimal poinls. In certain instances, (i) the sum or percentage 10. Tekkethalakal K Kurien 8,46,999 0.02 3. 97, shares of Rs.21- each th10141h inter-se purchase from Hasham Trad ers, change of such numbers may not confonn exactly to the total figuregiven; and (ii) the sum ofthe numbers in a column or Ol/t oforiginally acquired 20,790 equity 11. DeepakJain 1,40,483 0.00 13 and rrm incertaintables may not conform exactly to lhetotal figure given forthat columnorrow. , 17,309 equity shares were tendered accepted pursuant to the buyback by the Company on September 9, 12. Manoj Jalswal 4 0.00 2019 at a price ofRs. 3251- perequity share. This is partoftha aggl!lgale of 6, 12,01,078 squityshal!ls tenderedand 1. DETAILS OF THE BUYBACKOFFERAND OFFER PRICE Total 24 39 76 621 4,45 acceptedpursuanttobuyback bytheCompanyon September9, 2019ataprioeofRs.3251-perequityshare. 1 .1 ne board ofdirectorsof the Company (lhe ‘Board”, whichexpression shall include any committeeconslituted and authorized by the Board to exercise its poweis), at its meeting held on April 27, 2023 (the “Board Meeting”) has, (iil)Aggregate shares purchased or sold by the Promoter and Promoter Group, persons In control, Directors of (viiJ)Hasham Investment and Trading Co. Private Limited bj peci companies which are a part of lhe Promoter and Promoler Group during a period of six (6) months preceding Dalli of Natureof No. of Face Issue/ Acquisition C-Onsldera.tion (Cash, su ect to the approval oftheshareholdersofthe Company by way ofa s al resolution through a postal ballot by remote e-\101ing, pursuantto the provisions ofArtide 8.2 ofthe Articles ofAssociation of the Company, Sections 68, the date of the Board Meeting at which the Buyback was approved and the date ofthe Postal Ballot Notice, t.e., Transaction Transaction Equity Shares Value (Rs.) Price (Rs.) other than cash etc.) 69, 70 and 11O and allotherappl (the “Companies Ap/1I27, 2023: 04°’ - -icable provisions,iiany, oftheCompaniesAct,2013, as amended July 7. 2015 Shares received 486.7 2 Acf), the Companies (Share Gapitaland Debentures) Rules, 2014, and RuJe22oftheCompanies (Management and (a)Aggregate NIL of shares purchased or sold by the Promoter and Promoter Group and persons who are in control: under court Administration} Rules, 2014, to the extentapplicable, and in compliancewith the Buyback Regulations and bj subject to ( ) approved scheme of such other approvals, pennissions, consents, exemptions and sanctions, as may be necessaryand su ect to any b Aggregate shares purchasedorsoidbythe Directors of companieswhich arepartofthe PromoteraridPrornoler amalgamation modificationsand conditions, ifany, as maybeprescribed by statutory, regulatoryor governmental authorities as may Groop:NIL 5 62 998 2 -June 15 2017 Bonus be required under applicable laws, approved the buyback by lhe Company of up to 26,96,62,921 {Twenty Six Crore 7. lNTENTIONOF THE PROMOTER AND PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY - -Ninety Six Lakh SixtyTwo ThousandNine HundredandTwenty One only) fullypaid-up Equity Sharesrepresenting up March 8, 201 9 Bonus 3,75,332 2 TO PARTICIPATE IN BUYBACK to 4.91% of the total number of Equity Shares in the paid-up Equity Share Capital of the Company at a ptlce of Total 14,25,034 ily 7 .1 . In terms of the BuybackRegulations, underthe tenderoffer route, the Promoterand PromoterGroup have an optionto Rs. 4451-(Rupees FourHundred and Forty-Fiveonty) P8f Equ Share (the ‘Buyback Price”) payable incash for an Note: participate in the Buyback. In this regard, the Promoter and Promoter Groop entities and persons in control of the a99regale consideration of up to Rs. 120.00,00.00.0001- (Rupees Twelve Thousand Crores only) (the ‘Bll}’back 1. Originally mceived 5,62, 998 equity shares of Rs. 21- aach under court approved scheme of amalgamation, out of ty Companyhave expressed theirintention to participate in the Buyback vide theirletters dated April 27, 2023 and may Size”), Company which as per is 20.95% the latest and audited 17.86% standalone of the aggregate and consolidated ofthe fully paid-up financial equi statements, share capital respectively, and free as reserves at March of 31, the tender up to an aggregate maximum of 3,91,74,1 7,716 Equity Shares or such fower number of Equity Shares in which an agg/1/gate of 76,294 equity shares were tendered and accepted on September 9, .2019 pvrsuant to the aorordance with the proVisioos ofthe Buyback Regulations. Pleasesee belowthe maximumnumberofEquily Shares buybackbythe Company ala price ofRs. 3251-perequlty share. 2023, on a proportionate basis through the ‘tenderoffer’ routeas prescribedunder the Buyback Regulations, from all . (lx)Azlm Prem]i Philanthropic Initiatives Private Umlted ty ( ) t o i l eetnd ered byeach 0Ith e Promole ran dPromoIer Groupas II as persons 1nco11trol 0ftheC ompany: of the shareholders of lhe Company who hold Equi Shares as of the Reo:ml Date as defined below Date of Nature of No. of Face Issue/ Acquisition Consideration (Cash, (lhe “Buyback”}. SL Name of the Promoter and Promoter Group entity Maximum No. of Equity Shares No. Intended to be offered TransacUon Transaction Equity Shares Value (Rs.) Prlce (Rs.) other than cash etc.) 1.2 The Buyback ls more than 1 0% of the total paid-up equity capital and free reserves of the Company based on both ‘” standalone and consolidated financial statements of the Company as per ils latest audited (both standalone and 1. Azim H Premji 15,22,82,702 June 15, 2017 Bonus 9:l,66,611 2 consolidated} financial slalements as ol Marcil 31, 2023. Accordingly, the Company soughl approval of its 2. Yasmeeo A Premp 26,89,770 March 8, 2019 Bonus 52 02,052 2 shareholders for the Buyback, by way of special resolution through the postal ballot notice daled April 27, 2023 (the 3. Rishad Azim Premji 17,38,057 Total 1,45.,68,663”’ “Postal Ballot 5( Notie,,e” ( ) ), in accordancewilhfirst proVisoto Section 68(2)(b) oftheCOrnpaniesActand first proviso to 4. Tariq Azim PremJi 15,80,755 Note: Regulation special resolution, 1 ) b oflhe through Buyback a postal Regulalions. ballot byTheshareholdersofthe remote e-voting on June Company 1 , 2023 approvedthe and the results Buyback, of which byway were ofa 5. Mr. Azim Hasham Premji Partner RepresenUng Hasham Traders 92,89,46,043 1. 01/1 oforiginally allotted 1,00.69. 955 equityshares of Rs. 21· each as bonus, out ofwhich an aggregate of51.82. 115 6. Mr. Azim Hasham Premji Partner Representing Prazim Traders 1,11 ,00,92,315 equity shares wereaccepted on January 15, 2021 purauant to the buyback by the Company ata price ofRs. 400/-per a11nouncedonJune2, 2023. equity share ofWhich 7,03,344 was part ofthis allotment. pi 7. Mr. Azim Hasham Premji Partner Representing Zash Traders 1,13,56,18,360 1 .3 The Buyback Size represents 20.95% and 17.86% of the aggregate ofthe fully paid-up equity share ca taland free 2. Mr. Azim H Premji has disclaimed the beneficial ownerahip of equffy shares helcl by Azim Premji Philanthropic reserves as perthe latest audited standalone and consolidated financialstatements ofthe Company as of Man:h31, 8. Hasham lnveslment and Tradina Co. Private Limited 14,25,034 Azim Premji Philanthrop 1’1 lnniativas Private Limited. 2023, respectively, and Iswithin the statutory Umlt of 25% of the aggregate total paid-up capllal and free reservesof 9. ic Initiatives Private Limited 1 45,68,663 ji (xi AzimPremji TMt the Company, based on both standalone and consolidated audited financial statemenls ot the Company, as per 10. Azim Prem Trust C’l 55,&l,76,017 applicableprovisions ofthe CompaniesAct and Buyback Regulations. Date of Nature of No. of Face Issue/Acquisition Conslderallon (Cash, Total 3,91 ,74,17,716 1.4 The Buyback Size does not Include any transaction cosls viz. brokerage, applicable taxes such as buyb Transaction Transaction EquityShares Value (Rs.) Price (Rs.) other than cash etc.) ack taK Note: “’ (the ‘Buyback Tax”), securitiestransactiontax, goods and servicestax, stamp duty, e penses incurredor to be June 15, 2017 Bonus 35,25,22, 142 2 1. Mr. Azim H P1!1 mJ1 has disclaimed Ille beneficial ownership of equity shares held by Azim Premji Philanthropic incurredforthe Buybacklike filingfees payable to SecuriUes and ExchangeBoardofIndia (the ·sEBI”), advisors/legal March a, 2019 Bonus 20,61,53,875 2 lnitiattves Private Limited. fees, publicannouncement publication expenses and otllerincidentaJano related expenses, etc. Total 5S,86,76,011”’ 2. Mr.Azim HPremji has dlsdalmedthe beneficial ownership ofequity shares heldbyAzim Prem/I Trust 1.5 The Equity Shares are listed on the BSE Limited (the BSE”) and the NalionaJ Stock Exchange of India Limited Note: ( ( y’ 7 .2. The Buyback will notresult In any beneflttothe Promoter and PromoterGroupor any DlrectorsoftheCompanyexcept Shares lhe NSE’) (lhe “ADSs”), hereinafter as el/ldenced together referred byAmerican to as Depositary the stock Recelpts(the Exchanges”) “ADRs’) . The Compan , aretraded s In American the U.S. on Depositary the New to the extent ofthe cash consideration received by them from the Companypursuantto their respective participationin 1. Originally received 39,90,65, 641 equitysharos ofRs. 21-each as bonus.An aggregate or 19,87, 22,670 equity shares the Buybackin their capacity asequityshareholdersofthe Company, and the change in theirshareholdingas perthe were accepted purauantlo the buyback by the C,ompany on January 15, 2021 at a price ofRs. 400/- perequity share, York Stock Exchange (the”NYSE”). outofwhich4,65,43,499waspartoflhisallotment responsereceived in the Buyback, as a resultofthe extinguishmentofEquity Shareswhichwill lead to reduction inthe 1.6 The Buyback is being undertaken on a proportionate basis from the equity shareholders of Equity Shares of the equityshare capitalofthe Companypost Buyback. 2. Mr. Azim H Premji has disclaimed !habeneficial ownership ofequityshal!ls held byAzim Pmmji Trust. Company, inciuding the promoters and promoter grouJ) of the Company (inciuding members thereof) and their ity 8. CONFIRMATIONSFROM THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONSAND associates who hold Equity Shares or persons in control (including such persons acting in concert) who hold Equity 7.3. The details ofthe date and price of acquisitionof the Equ Shares that the Promoter and Promoter Group intend to ( ) ( tenderare set-out below: THE COMPANIESACT Shares as on lhe Record Date as defined below the “Eligible Shareholders”) through the tender offer process ) ity ly prescnbed under Regulation 4(1v)(a) of the Buyback Regulations. Additionally, the Buyback shall be, subject lo (ij AzimH Premji all the Equ Shares ofthecompany areful paid-up; applicable laws, implemented by tendering of Equity Shares by Eligible Shareholders and settlement of the same Date of Nature of No. of Face Issue/ Acquisition Consideration {Cash, i) the Company shall nof issueanyEquily Shares or specified securities, including by way ofbonus, fromthedate through the stool<. exchange mechanism as specified by the SEBI in its circular bearing reference number Transaction Transaction Equity Shares Value (Rs.) Price !Rs.I other than cash etc.I of dedaration of results of the postal ballot for special resolution passed by the shareholders approVing the CIRICFD/POLICYCELL/1/2015 dated April 13, 2015 read with the circular bearing reference number June 29, 2004 Bonus 62,46,589”’ 2 - proposed Buyback, until lhe date of expiry ofthe Buybackperiod; CFD/OCR2/CIR/P/2016/131 dated December 9, 2016 and circular beanng reference number SEBIIHO/CFDIDCR AU(!Usl24, 2005 Bonus 1,85,11 ,620 2 - ii) exceptin dischargeofits subsisting obligations, theuyba Companyshall notraisefurther capitalfora period ofsix (Sl IIIICIRIP/2021I615 daled.Augusl 13, 2021, as amended from time to time (collectively. the “SEBI CJrculars”). In this - months or one (1) year from the expiry or the B ck period, as may be applicable in accordance with June 17, 2010 Bonus 2,46,82,160 2 regard, Ille Company will requesl lhe BSE and NSE to provide the acquisition window for facilitating tendering of - applicable Jaw; Equity Shares under the Buyback. Forthepurposesofthis Buyback, the BSEwilJbe the designated stockexchange. June 1 5, 2017 Bonus 6,17,05,400 2 ty - v) the Company shall not buyback locked-in Equi Shares and non-transferable Equity Shares until the pendency 1 .7 Participation in the Buyback by Eligible Shareholders may trigger tax on distributed income lo such Eligible Marth 8, 2019 Bonus 4,11 ,36,933 2 ofthe lock-in ortilllhe Equity Shares become transferable: Shareholders (“Buyback Tu ) in India and such Buyback Tax is to be discharged by the Company. Any income Total 15,22,82,702 (V) the Company shall not buyback its Equity Shares lrom any person through a negoliated deal whether on or off received by Eligible Shareholders pursuantto Iha Buybackofshareswill not be included In the total taxableincome of Note: the Stock Exchanges or through spot transaclionsor through any private anangement in the implementationof such In due shareholders. course, the The Elig ible transaction Shareholderswill ofthe Buyback receive would a letter also be of chargeable offer, which to will securities contain transaction a more detailed taxes note In India. on 1. Outoforiginally a/lolled 1,23,41,080 equity shares ofRs. 21- each as bonus, an agg/1/ga/e of60,94,491 equity shares the Buyback; wem tendered arid accepted pursuant lo the buyback by the C,ompany on September 9, 2019 at a prioe ofRs. 3251- (Vi) there are no defaults subsisting in the repayment of any deposits nciuding interest payable thereon), taxation. consult theirown However, legal, in Viewofthe financial and particu taxadvison;prior lariz.ed nature to oftax participating consequences,the in the Buyback. Eligible Shareholdersare advised to per equity share. Additionally, out of the originally allotted 12,34,108 equity shares of Rs. 10/- each as bonus on redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any January 22, 1998 andsubsequently adjusted forsplit Into shares of race value ofRs. 21- each as on Ille recoro date on financial institution or banks (including interest payable thereon); 1 .8 A copy ofthis Publk:Amooncemenlis available on the j website of the Company atht1pst/www.wipro. October 14, 1999, an aggregate of 61, 70,540 equity sharos wera tendered and accepted on Seplember 9, 2019 (vii) the Company has been in compliancewith Sections92, 123, 127 and 129ofthe COmpaniesAct; the webstteofIha Managerto Iha Buybackwww. mfl.comand is lll(peded lo be available on the website oflheSEBI al purauantto the buyback by the Company ata price ofRs. 3251-perequity sharo. ( ) uyba ( ) during the period of the Buyback and on the website of the Stock Exchanges at wwwbselnd[a @ID Viii lhe aggregateamount of the B ck. i.e. Rs. 120,00,00,00,000 /- Rupees Twelve ThousandCrores Only , wwwsebj goyio (il) Yasmeen APremjl does not exceed 25% of the aggregate of the total paid-up capital and free reserves of lhe Company as per the alld WtfWnsejndja com. Date of Nature of No. of Face Issue/Acquisition Consideration (Cash, latest auditedstandaloneand consolidated balancesheet ofthe COmpanyas at March 31 , 2023; 2. NECESSITYOFTHE BUYBACK Transaction Transaction Equitv Shares Value (Rs.l Price !Rs.I otherthan cash etc.I ) ty ( ty CtX the maximumnumberof Equi Shares proposed to be purchased under the Buyback, I.e., up to 26,96.62,921 2.1 . The Buyback is being undertaken by the Company to return surplusfunds to its equi shareholders, which are over June 29, 2004 Bonus 1,64,794 “’ 2 - Equity Shares), doesnot exceed 25%ofthelotal numberof Equity Shares inthe paid-up Equity Share capitalas and and above cost-efficient its ordinarycapital manner. The requiremenls Buyback is being and undertakenfor in excess ofany the current following investment reasons: plans, in an expedient, effective Aui1ust 24, 2005 Bonus 3,28,800 2 per the latest audited standaloneand consolidaled balance sheetoftheCompany as at Ma.rch 31 , 2023; June 17 2010 Bonus 4 25 066 2 - (x) the Company shall notmakeany offerofbuybackwithina periodof one (1) yearreckonedfromthe dateofexpiry (I) The Buyback will help the Company to distribute surplus cash to ils shareholdersholdingEquity Shares broadly in -June 15. 2017 Bonus 1062666 2 ofthe Buyback period; proportionto their shareholding, lhereby enhancingthe overall returns to shareholders; - ) Marth 8, 2019 Bonus 7,08,444 2 (.xi there is no pendency of any scheme of amalgamation or compromiseor arrangement pursuantto the proVisions (ii) The Buyback, which is being implemented lhrough the tender offer route as preoo-ibed under the Buyback ( Total 26,89,770 of theCompanies Act, asondate; Regulations, would involve a reservalion of up to 15% of the Buyback Size for Small Shareholders as defined below). The COrnpany believes that this reservation of up to 15% for SmaU Shareholders would benefit a large Note: (.xii) the ratio of the aggregate ofsecured and unsecured debts owed by the Company shall not be more than twice numberofthe Company’s public shareholders, whowould be classmedas·small Shareholders·: 1. Originally allotted 2, 19,200 equity sharos of Rs. 21- each as bonus. An agglllgale of 1,44,006 equffy shams were lhe consolidated paid-up financialstatemenls Equity Share capital ofthe and Company, free reserves whicheversetsout after the Buyback the loweramount based on both standalone and (iiij The Buybackwould help in improving nancial ratios like earnings pershareand return on equity, by reducingthe tendered and accepted on September 9, 2019 purauant to the buybackby the Company at a price of Rs. 3251- per equilybase ofthe Company: and equity shal!I, ofwhich 54,406 equityshamswero part ofthis allotment. (.xiii) the Campany shall not directly or indirectly purchase its Equity Shares through any subsidiary company ) (lll)Rishad Azim Premjl including itsown subsidiarycompanies or through any inveslmentcompanyor groupofinvestmentcompanies; (iv) The Buybackgives lhe Eligible Shareholders the choiceto either(A participatein the Buyback and receive cash in lieu of their Equity Shares which are accepled under the Buyback, or (Bl nol to participate in the Buyback and (.xiv) covenantswilhlenders are not being breached pursuant lo the Buyback; Date of Nature of No. of Face Issue/ Acquisition Consideration (Cash, get a resultant increase In their peroentage shareholding In the Company post the Buyback, without addiUonal Transaction Transaction Eouitv Shares Value (Rs.) Price (Rs.) otherthan cash etc.) (xv) the Companyshall not use borrowed funds from banks orfinancialinstitutions in fulfilling its obligations underthe investment - Buyback; and August 24, 2005 Bonus 2,14,948”” 2 3, MAXIMUMNUMBEROF SECURITIESTHAT THE COMPANY PROPOSES TO BUYBACK - (xvi) the COrnpanyshall notwithdraw the Buybackoffer afterthepublicannouncementoftheBuybackis made. June 17, 2010 Bonus 3,78,666 2 3.1 .The Company proposesto buyback up to 26,96,62,921 [Twenty Six Crore Ninety Six Lakh Sixty TwoThousand Nine - 9. CONFIRMATION BY THE BOARO June 1 5, 2017 Bonus 6,116,666 2 Hundred and Twenty Oneonly) fully paid-upEquitySharesoffaoevalueof Rs. 21- (RupeesTwo only) each. . - The Board of the Company has confirmedthat H has made a full enquiryinto the affairsand prospects of theCompany Marth 8, 2019 Bonus 4,57.777 2 4. THE BUYBACKPRICEANDBASIS OFDETERMININGTHE BUYBACK PRICE and ha.sformed the opinion: Total 17,38,057 4.1 .The Equity Sharesofthe Companyare proposed lobe bought backata price ofRs.445/- (Rupees Four Hundred and a. lhat Immediately followingthe dateoowhich lhe meeUng ofthe board ofdirectors Isconvened.I.e. April 27, 2023 or Forty-Five only) perEquity Share. Note: following thedate on whichthe resultof shareholders’resolutionwill bedeclared [the ‘Postal BallotResohrtion”), yb ( rty } ty 1. Originally allotted 3, 08,000 equity shares ofRs. 21· each as bonus, out ofwhich an agglllgale of93,052 equity shares approving lhe Buyback, there will be no grounds on whichthe Companycould befound unableto pay ilsdebts; 4.2.The Bu ack Price of Rs. 445/- Rupees Four Hundred and Fo -Five only per Equi Share was arrived at after considering various factors such as 0) the share price benchmarKS on the NSE, the stock exchange where the were tendered arid accepted on September9, 2019 pursuant to the buyback by the Company at a prioe ofRs. 3251- b. that as regards the Company’sprospectsfor the yearimmediately followingthe date on which the meetjng of the maximum volumeof tradingin the Equity Shares isrecorded, (ii) the net worthoftheCompany, and ii) the impact on perequllyshare. board of directors is convened, i.e. April 27, 2023 orthe Postal Ballot Resolution that, haVing regard to the Board’s the eamlngs perEqulty Share. (lv)TartqAzlmPremjl lntenijon with respectto lhe managementofCompany’s businessduringthatyearand to the amount and character 4.3.The Buyback Price represents a premium of 15.38% over the volume weighted average market price of the Equity Transaction Date of Transaction Nature of Eq11ity No. Shares of Value Face (Rs. } Issue/ Price Acquisition (Rs.) Consideration otherthan cash {Cash, etc.) of the financial resources which will, in the Board’s View, be available lo the Company during that year, the Shares on the NSE for lhe 60 (sixty) tradingdays preceding the date of lnUmallon tothe Stock Exchanges of the Board Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a Meeting to consider the proposal of the Buybackand 21.80% over the volume weighted average market price of the June 29, 2004 Bonus 43,589’’’ 2 - period of one ( 1 l yearfrom thedate ofthe Board Meeting i.e. April27, 2023orthe Postal Ballot Resolution; and Equity Shares on the NSE forthe 10(ten) 1Jadingdays preceding the date ofintimaUon tothety Stock Exchangesofthe August 24, 2005 Bonus 79,500 2 - c. that In forming an opinion forthe abovepurposes,the Boardhastaken lntoaccounlthe lia.bilities as iftheCompany Board Meeting to considerthe proposal ofthe Buyback. The dosing market price ofthe Equi Shares as on the date June 17, 2010 Bonus 1 ,06,000 2 - was being wound up underthe provisions ofthe COrnpaniesAct1956, COmpaniesAcl,2013 orIha Insolvency and of intimation of the Board Meeting forconsidering the Buyback, being April 21,2023, was Rs. 368.05 on NSE and - Banl<ruplcy Code,2016(including prospectiveandcontingenlliabllities). Juoe 15, 2017 Bonus 2,65,000 2 Rs. 368.00onBSE. - 10. INFORMATION FORADS HOLDERS Marth 8, 2019 Bonus 1,76,666 2 4.4.The Buyback Price is al a premium of 289.1 1 % of the book value per Equity Share of the Company, which as of - (i) Equity Share Withdrawal Man:h 31 , 2023 was Rs. 114.36/- (Rupees One Hundred Fourteen and Thirty-Six Paisa only) P8f Equity Share, on a September 13, Market Purchase 9,10,000 2 667.76 2021 As previously discussedin the notices toADS holders made available on the Company’s website on May 8, 2023, standalone basis. holders ofADSs will not be eligible lo tenderADSs In the Buyback. In orderforsuch holders to participate In the 4.5.The basic and diluted earnings per Equity Share ol the Company prior to the Buyback, for the one year ended Total 15,80,755 Buyback, they must becomeholders of Equity Shares as of the Record Date (as defined below). They, therefore, Marcil 31, 2023 was Rs. 16.751- and Rs. 16.72/- per Equity Share, respectivelyon a standalone basis. Assumingfull Note: ft need to (I) establish an accountwith a ba11k, brokeror othernominee in lndla sufllclently in advance o he Record acceptance under the Buyback, the basic and diluted earnings per Equity Share of lhe Company will be Rs. t 7.62/ 1. and Orlglnaltyallolted accept. 53,000equity shares ofRs. 2/- each as bonus. An aggregate of35,911 equity shares were tendered Datetoreceive the withdrawn Equity Shares in DR typeelectronicdematerialized form(a “BrokerageAccounr} alldRs. 17.581- per Equity Share poslthe Buyback, respectively ona slandalone basis. Bd on September 9, 2019 purauant to the buyback by the C,ompany at aprice ofRs. 3251-perequity shalll, prior to the Record Date, (ii) submtt the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR 4.6. The annualized return on nel worth of the Company was 14.62% for the one year ended Man:h 31 , 2023 on a ofwhich 9,411 equity shares werepart ofthis allotment. depositary(the “Depositary”)for cancellation and wtthdrawlhe underlying Equity Shares no later than three (3) standalone basis, which will inaease to 18.08% post the Buyback, on a slandalone basis, assuming full acceptance (vi Mr.AzimHasham Premjl PartnerRepreMntlngHash<lmTraders NewYorkbusrnessdays prior to the RecordDale (“EquityShare Withdrawal”) and (m) after receivingthe Equity of the Buyback. Date of Natura of No. of Face Issue/ Acquisition Consideration {Cash, Shares In the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the 5. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP Transaction Transaction Equit

ParticipatingIn continued from Iha previous Buyback page. may result in ADS holders receiving lessproceeds than what could be obtained by 12.4.As defined in Regulation 2(i)(n] o1 the Buyback Regulations, a “small shareholder” is a shareholder who holds ix. Bigible Shareholders who have tendered their demat shares in the Buyback shall also provide all relevant sa111naADSson the NYSE. equityshareshaving market value, on thebasisofclosing priceon the stock exchange havinghighesttradingvolume sent. documents,which Such documentsmay are necessa,y include lo (but ensure notlimitedto): transferability (a) dulyattested of thedemat power shares of in attorney, respect of ttany the person tenderform other to than be (iB) Tax and Regulalory Considerations as onthe RecordDate,ofnotmorethan Rs. 2,00,000/-(Rupees Two Lakhsonly). Participation in the Buyback will uigge< the Buyback Tax to be discharged by the Company, however, income 12.5.ln accordance with Regulation 6 of the Buyback Regu ations, 15% of the number of Equity Shares which the lhe certificate egal El ible Shareholder heirship certificate, has signed in case the any tender Eligible form; Shareholder (b) duly attested is deceased, death or certificate court approved and succession scheme of received pursuantlo such Buyback sh.all be exempt from income tax in India.ADS holdersare advised to consult Company proposes lo buyback or such number of Equity Shares entitled as per the shareholding of small theirown legal, financialandtax advisorsprior lo participatingInthe Buybackand requesting that theDeposita,y shareholders as on the R.ecord Date, whichever is higher, Shall be reserved for the small sharel’IOlders as partof this merger/amalgamafion authorizations[induding for board a company; and/orgeneral and meeting (c) in case resol ution) of companies, . the necessary certified corporate effectan Equity ShareWithdrawal, including advice related to any related regulatory approvals and U.S., Indian Bu ack. and othertax considerations.In addition, priofto submitting anyADSs forwithdrawal,AOS holders areadvisedto 12.6.Based ontheholding on the Record Date, the Company wil determine theenti11ementofeach Eligible Shareholderto 13.13.Procedure tobe followed by EllglbleShareholders holding Equity Shares inthe physicalform: .. confirm thatthey havea BrokerageAcoount in India thatcanta e deli\18,yoftheEquity Shares. tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the The procedure isasbelow: Special noticetosecurity holdersIn the United States number of Equity Shares held by the respective shareholder as on the Record Date and the ratio of the Buyback required Eligible SMreholdets to approach the who Stock are Brokeralong holding physica with l Equity thecomplete Shares setof and intend documents to participate forverification in the proceduresto Buyback l’lill be be The Buyback is being made for serurities of an Indian company and is subjectto the laws of India. It is important applicable in the catego,y to which such shareholder belongs. In accordance with Regulation 9(ix) of the Buyback forU.S. securitiesholdersto beawarethat the Buyback Issubjecttotender offer laws and regulationsin Indla that carried oul induding the (i) original share certificate(s), (ii} valid share transferfonn(s) duly filled and signed bylhe Regulations, inorderto ensurethatthe same shareholders with multipledemataccountslfollos do not receive a higher are different fromthose in the U.S. and documents related to the Buybackwill be prepared in accordancewith transferors (i.e., by all registered shareholdersin same orderand asperthespecimensignaturesregistered with entiUement under the Small Shareholder categoiy, the Company will dub together the equity shares held by such lhe Company) and duly witnessed at Ihaappropriate place authorizing the transfer in favor of the Company, (iii) Indian f011T1at and style, which differs from customa,y U.S. f011Tiatand style. Certain U.S. federal securities laws shareholders with a common Permanent Account Number (the ‘PANrJ for determining the cateqo,y (Small apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in 1he self-attested copy of the shareholder’s PAN Card, and (iv) any other relevant documents such as power of Shareholderor General) and entitlementunder the Buyback. In case of joint shareholding, the Companywill club attorney, corporate authorization (including board resolution/specimen signature), notarized copy of death U.S. as one to which the ‘Tier r exe<nption set forth in Rule 13e-4(h)(SJ under the Securities Excl1ange Act of 1934, asamended, is applicable. together the Equity Sharesheldin cases wherethe sequenceofthe PANsofthejointshareholders is identical. In case certificateandsuccessioncertificate orprobated will, ifthe originalshareholderhasdeceased,etc., as appllcable. (iv) Documents onDisplay of physical shareholders, wherethe sequenceof PANs is identical, the Company will club together the equity shares In addition, ifthe address of an Eligible Shareholder hasundergone a changefrom the address registered in the held in such cases. Similarly, in case ofphysical shareholders where PANis nol available, the Companywill checkthe RegisterofMembersofthe Company, the Eligible Shareholderwouldbe required to submit a seff-attested copy of The Company is subject to the reporting and otherinformational r9Guirements of !he U.S. Securities Exchange Act of 1934, as amended, and, in aCOOfdance 11lerewith,files reports and otherinformation with the SEC, which sequence name of joint of names Shareholders ofthe joint is holders identical. and The club togelher shareholding the EquityShares of institutional held investors in such caseswhere like mutual the funds, sequence pension of address proof consisting or any one of the following doruments: valid Aadhar Card, Voter Identity Card or can be inspecte<!and copied at the public reference faciliUes maintained by the SEC at 100 F Street, NE, Passp0rt. Washington D.C, 20549. Coples of these materials canalso be obtained fromthe Public ReferenceSection oftne funds/trusts, and will be considered insurance companiesetc. separately, where , wi111 these common Equity PAN Shares will not are be held dubbed for different togetherfordeterminingthe schemes and have a category different ii. Based on these documents, the Stock Broker shall place lhe bid on behalfof the Eligible Shareholder holding SEC, 100 F Street, NE., Washington D.C, 20549, at prescribed rates. The SEC maintains a website at of Equity the Stock Shares Exchanges. in physical formwhowishes Upon placing the to bid, tender the Stock Equity Broker Shares shall in the provide Buybackusing a TRS generated theAcquisition by the Window Stock WflWsecgov that contains reports, proxy and infonnation statements, and other information regarding demat shareholderrecordsreceivedfromthe account nomenclature based Depositories. on information prepared by the Registrar and Transfer Agent as per the Exchanges’ biddingsystem to the EligibleShareholder. The TRS will contain the detailsofthe order submittedlike registrantsthat make electronicfilingsl’.iththeSEC using its EDGAR system. Ifyou haveany questlonsregarding an Equity Share Withdrawal ortheBuyback, please call the Company at +91- 12.7.After acceptingthe Equity Shares tendered on the basis of entitlemen the Equity Shares leltto be bought back, if folionumber,certificatenumber, distinctive number, numberofEquitySharestend.ered,etc. 80-28440011.Please donot calltheDepositarywith any questions related totheBuyback oranymatter related to any, In one catego,y shall first be accepted, in proportion to the Equity Shares tendered over and abo\18 their in. The the TRS Stock either Broker by has registered to deliverthe post original or courier share or hand certificate(s)and delive,y to documents the Registrar (asmentionedabove) (a1 the address mentioned alongwith at openingaccountsIn India. Registered Holders may, however, contact the Depositaryabout the procedurerelated entitlement in theoffer byEligible Shareholders in thatcatego,y, and thereafter from Eligible Shareholders who have lo the cancellation oftheirADSs. Those holdingADSsthrough a bank, broker or othernominee must contact such tendered o\18r and abovethe·renlitlementinthe othercategory. wtthin paragraph 2 (two) 15 below days of or bidding the collectioncentres by the Stock Broker. ofthe Registrar The envelope detailsofwhichwillbe should be super included saibed as in the ‘Wipro Letterof Buyback Offer) bank, brokeror nomineewithany questions theymayhave related lo such canceUafionprocedures. 12.8.Tha participation ofEligibleShareholdersin the Buyback is volunta,y. Bigible Shareholders holding Equity Shares of 11. REPORTBYTHE COMPANY’S STAUTORYAUDITOR Offer 2023”, One copy of the TRS l’lill be retained by the Registrar and it l’lillprovide ackr,owledgement of the the Company CM cl!ooseto participate and get cash in lieu ol shares to be accepteo under the Buybackor they may sametotheStockBroker/Eligible Shareholder. The text of the report dated April 27, 2023 of Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, choose not to participate. Eligible Shareholders holding Equity Shares ofthe Company may also accept a part of their addressedto the Board isreproducedbelow: iv. Eligible Shareholder holding physical EquityShares should note that physical Equity Shares will not be accepted entiUemenl EligtbleShareholders holding EquitySharesofthe Company also havethe option of tender ing additional unless the complete set of documents are submitted. Acceptance of the physical Equity Shares for the Buyback To, shares(over and abovetheirentitlement)and participatein the shortfallcreated due to non-participationofsome other shall be subject to verification as per the Buyback Regulations and any further directionsissued in this regard. The The Board of Directors shareholders, aany. Registrar will verify such bids based on the documents submitted on a daily basis and till such time the Stock Wipro limited 12.9.The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares Exchangessha l display such bids as ‘unconfirmed physical bids’. Once the Registrar confirms the bids, Hwill be l Doddakannelli, Sa apur Road, Bengaluru - 560035 held by the Eligible Shareholder as on the RecordDate. In case the ..Eligible ShareholderholdsEquitySharesthrough treated as ‘confirmed bids’. Dear Sirs /Madam, multiple demat accounts,the tender through a demat account cannot exceed the number of EquityShares held in that v. In case any Eligible Shareholder has submitted Equity Shares In physicalform fordematerialisation,such Eligible Subject: Company’} Statutory in term& Auditor’s of clause report (xi) In of respect Sclmlule of Iproposed of Securities buyback and of Exchang& equity shares Boartl by of Wipro India {Buy-back Limited (‘the of demataocounl Shareholders should ensure that the processofgettingthe EquityShares dematerialised iscompleted wellin Ume 12.1 0.The EquitySharestenderedas perthe entitlementby Eligible Shareholders holding Equity Shares of the Company so that theycan participate in the Buyback beforetheclosureofthe tendering period ofthe Buyback. Securities)Regulations, 2018, asamended (“Buyback Regulations”) as well as addttional EquitySharestendered, ifany, will be accepted as perlheprocedure laid down in the Buyback vi. An unregistered shareholder holding Equity Shares in physical form may also tender theirEquity Shares in the 1 . ThisReportis issued in accordancewith thetermsofourengagernentletterdated July20,2022. Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of Buybackby submittingthe dulyexecuted transferdeedfor1ransferofshares,purchasedpriorto the Record Dale, 2. The Company Board (subject ofDirectors to the ofWipro approval Limited of its (“Company’) shareholders) have at approved its meeting a proposal held on April for buy-backofequitysharesbylhe 27, 2023 in pursuance of the shares through Stock Exchange pursuant 1o Tender-Offers under Takeovers Buy Back and Dellsting’ notified under in their name, along wilh the offer form, a copy of their PAN card and of the person from whom they have theSEBI Circulars. purchased shares andotherrelevantdocuments as requiredfortransfer, ifany. Regulations. provisions of Sections 68, 69 and 70 of the Companies Act, 201 3 as amended (‘the Act’) and the Buybacll 12.1 1 .Participation in the Buyback by shareholders will bigger the Buyback Tax in India and such tax is to be dischargedby 13.14.METHDDOF SETTLEMENT the Company. Any income received by Eligible Shareholders pursuant to the Buyback of shares l’lil not be included In Uponfinalization of lhe basisof acceptanceas per Buyback Regulations: 3. We permissiblecapital have been requested payment bylhe (riduding Management premium) oflhe ( AnnexureA’) Company to providea as at March report 31,2023 on the {hereinafter accompanyingstatement referred toas the of the total taxable income of such shareholders. The Buyback will also be chargeable to sewrities transaction tax in I. The settlementoftrades shallbe carried out Inthe mannersimilar to settlementoftrades in the secondarymarket. India. The.shareholders are advised ID consulttheir own legal, f111 anaal and taxadvisorspriorto participating in the ii. The Company will pay the consideration to the Company’s Broker who l’lill transfer the funds pertainingto the “statement’) prepared bythe managementofthe Company, which we have initialed foridentification purposeonly. Bu ack. Buyback to the Clearing Cofporation’s bank accounts as per the prescribed schedule. For Equity Shares Management’s Responsibilityforthe Statement accepted under the Buyback, the Clearing Corporation will make direct funds payout to respective Eligible 12.12.Detaied instructions for participationin the Buyback{tender of EquityShares in the Buyback) aswe! as the relevant 4. The preparation of the statement in accordancewith Section 68{2}(c) of the Act, Regulation 4(i) of the Buyback timetabfewill be induded inthe letterof offerlo be sent in duecourseto the Eligible Shareholders. Shareholders. If Eligible Shareholders’bank accounldetailsare not available orifthe funds transfer instruction is Regulations and in compliance with the Buyback Regulations, is the responsibility of the management of the -13. PROCESS AND METHODOLOGY FOR BUYBACK rejected by the Reserve Bankof India/an Eligible Shareholder’s bank, due toany reason, then such funds l’lill be Company, induding the compu1ationof the amount of the permissible capital payment (including premium), the transferred to the concerned Stock Broker’s setUement bank accounl for onward transfer to such Eligible preparation and maintenance of all accounting and other relevant supporting reconls and documents. This 13.1 .The Buyback is open to all Eligible Shareholders (including holders ofADSs who submitthe desired number ofADSs Shareholders. responsibilityindudesthedesign, implementaUon and maintenanceofinlemal conlrol relevantto thepreparationand to the Deposita,yfor cancellation and withdraw lhe underlying Equity Shares from the ADR program no later than ii. For the Eligible Shareholders holding Equity Shares in physical form, the funds pay-out would be given to their presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are 12:00 noon New York City time on June 13, 2023) of the Company, ho ding Equity Shares either in physical or respective StockBroker’ssettlementaccountsfor releasingthe same to the respectiveEligible Shareholder’s reasonable in the circumstances. dematerializedform on the Record Date. account Audlt01$ Responsibility 13.2.The Buyback shall be Implemented using the “Mechanism for acquisiUon of shares through Stock. Exchange· notified iv. In case of certain client types, i.e , NRI, f-oreign clients, etc. (where there are specific RBI and other regula1ory 5. Pursuant to the requirements of the Buyback Regulations, it is our responsibilityto provide reasonable assurance vide the SEBI Circulars and fol lowing the and procedure on such prescribed erms and in conditions the Companies as may Act be and permitted the Buyback by l Regulations, requirements pertaining to fundspay-out) whodo r,ot opt to settle through custodians, the funds pay-outwould be whether: and as may be delermined by the Board t aw from lime to given to their respective Stock Broker’s settlement accounts for releasing the sarne to the respective Eligible i. we have inquired into the state of affairs of the Companyin relation to the audited interim condensed standalone time. Shareholder’saccount. Forthispurpose,the clienttypedeta!swould be collected from the depositories,whereas and consolidated financial statementsas atandforthethree monthsand yearended Marcil31 , 2023. 13.3,For implementation of the Buybacil, the Company has appointed JM Financial Services Limited as the regislered funds payoutpertainingto the bids settled through custodianswilI betransferredtothe settlement bank account of ii. the amountofpermissiblecapitalpaymentfor the proposedbuyback ofequityshares as slated inAnnexureA, has brokerto the Company (the “Company’s Broker’) to facilitate the process of lendering of Equity Shares through the the custodian, each in accordance with the applicable mechanism presaibed by BSE and the Clearing statementsasatand been properly determined for thethree consideringthe monthsand audrted yearendedMarch interim condensed 31 , 2023 standalone inaccordancel’lithSection68(2)(c}of and consolidated financial would stock exchange be made by mechanismfor theCompany. the Thecontactdetailsofthe Buybackthrough whomthe Company’sBrokerare purchasesandsettlementson as follows: accountof the Buyback Corporation fromti me to Ume. v. Details in respect of shareholder’s entidement for tender offer process will be provided to the Clearing theActandRegulation 4(Qofthe BuybackRegulations; and JM Financial Services Limited, Corpora1ions by 1he Company or Registrar to the Buyback.On receiptof lhe same. Clearing Corporations will iii. the in clause Board (x) ofDirectorsofthe of Schedule I to Company, the Buyback in theirmeetingheld Regulations, on onAprit reasonable 27, 2023have grounds and formedthe that the opinion Company as specified will no 5 Floor, energy, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025, lncia. blockedshares cancel theexcess mentionedin Of unaccepted theaccepted blocked shares bid\\illbe in the transferred demataccountoftheshareholder. 10 theClearingCorporations. On settlementdate, all Tel: +91 22 6704 3000; Fax: +91 22 6761 7222 fromthedale having regard on to whichthe its state ofaffairs. resultsofthe be rendered shareholders’ Insolvent resolution within with a period regard of one to the year propooed from the buybacll aforesaid is passed. dale and Contact Person: Oivyesh Kapadia; Tel.: +91 22 3024 3852 vi. In the case of Inter deposlto,y, Clearing Corporations will cancel the excess or unaccepted shares in target 6. The audited interim condensed standalone and conso lidated financial statements referred to in paragraph 5 above Email: DiVYesh.Kapadia@jmfl.com. depository. deposito,y. Source Further. deposito,y release of will IDT not message be able to shall release be sent 1he by lien target without depository a release either of IDT based message on cancellation from target Website: www.imfinanoJal5efYices.jn have We conducted been audited ouraudit by us, of on the which interim we have condensed issued standaloneand an unmodified auditopinionvideour consolidated financial reports statements datedApril in accordance 27, 2023. SEBI Registration Number. lNB-INF011054831 (BSE); INB/INEIINF231054835 (NSE) requestreceivedfrom as received from the Company Clearing Corporations or the Registrar or automaticallygenerated to the Buyback. Post receiving aftermatching lhe IDT with message bid accepted from target detail CorporateIdentification Number: U67120MH1998LC115415 with the Standards onAuditing specified under Section 143(1 0) of the Act {the “Standards’) and other applicable deposito,y, source Deposito,y will canceVrelease excess orunaccepted block shares in the demat account of the 13.4.The Company will request both Stock Exchanges to provide a separate acquisition window (the ‘Acquisition shareholder. Post completion of tendering periodand receiving the requisite details viz., demat accountdetails authoritative pronouncements issuedbythe lnstiluleofChartered Accountantsof India (the’ICAI”). Those S1andards require thatwe plan and perform the audit to obtain reasonableassurance about whetherthe financial statements are Wlndow”) BSE will be tofacilitate the designated placingofsell stockexchangeforthe orders by Eligible purposeofthis Shareholders Buyback. who wish The to tender details Equity oftheAcquisition Shares in the Windowwill Buyback. and accepled bid quantity, source depository shall debit the securities as per the communication/message freeofmaterial misstatement receivedfrom targetdeposito,yto the extent ofacceptedbid shares from shareholder’sdemat accountand credit 7. We conducted our examination of the Statement in accordance l’lith the Guidance note on Audit Reports and be specifiedby theStockExchangesfrom time to time. ii to Clearing Corporationsettlementaccounlln targelDepository on settlementdate. Certificates for Special Purpose (Revised 2016), issued by the ICAJ (‘Guidance Note”)and standards of auditing 13.5.Shareholders During the tendering through period,theorderfor their respective stock sellingthe brokers Equ. (the ityShareswill “Stock Broke! be placedin $’) during theAcquisition normal trading Windowby hours El or igible the vii. Any excess physical Equity Shares pursuant to proportionateacceptance/rejection will be returned back to the specifiedunder section 143(10} oftheAct, In so far as applicablefor the purposeofthiscertificate.TheGuidance Nofe EligibleShareholders directly by the Registrar. The Company is authorizedto splitthe sharecertificateand issue requiresthatwe complywiththe ethical requirementsof the Code of Ethics issued by the ICAI. secondarymar11et. StockBrokersmayenterordersfordematshares as wellas physical shares. a new consolidatedsharecertificateforthe unacceptedEquityShares, incasethe EquitySharesaccepted bythe 8. We have complied wtth the re evant applicable requirements of the Standard on Quality Control (SQC) 1,, Quality 13,6.tn the event the Stock Brokers of any Eligible Shareholder is not registered wi1h BSE as a trading member/stock Companyare inthe physical lessthan form . the Equity Sharestendered in the Buyback by Equity Shareholders holding EquityShares Control for Firms that PerformAudits and Reviews of Historical Financial Information, and Other Assurance and broker, then that Eligible Shareholder can approach any BSE registered stock broker and can registerthemselves by Related Services engagements. using quid< unique client code (the ‘UCC1 facility through the registered stock broker (after submitting all details as viii. The or by lien ordinary marked post againstunacceptedEquityShares or courier (in case of physical will shares) be released, at the ifany, Eligible orwould Shareholders’ be returned sole by registered risk. Eligible post Opinion may be required by such registered stock broker in compliancewith applicablelaw). In case the Eligible Shareholders 9. Basedon enquiries conducted and ourexamination as above, we report that: are unable to register using UCC facilitythrough any other registered broker, Eligible Shareholders may approach Shareholders Buybackarecompleted. should ensure that their deposito,y account is maintained till all formalities pertaining to the i) We have e11Gulred into the state of affairs of the Company in relation to rts audrted standalone and consolidated Company’s Broker to place their bids, subject to completion of knowyourcustomer requirements as required by the financial statements as at arid forthree months and year ended March 31 , 2023 whicil has been appro11Sd by the Company’sBroker. Ix. The Buyback. Company’s Brokerwouldalso Issuea contractnote tothe Companyfor the EquitySharesaccepted under the Board of Directors ofthe Companyon April 27, 2023. 13.7.Modmcation/cancellation ofonlers and multiple bidsfrom a single Eligible Shareholderwill only beallowed during the ii) The amountof permissible capital payment (induding premium) towards the proposad buy back of equity shares tendering period ofthe Buyback.Multiple bids made by a single Eligible Shareholder!Qrselling Equity Sharesshall be x. The Equity Shares boughtback in dematform would be transferred directlyto thedemataccounloftheCompany as computed in the S1aternent attached herewith as Annexure A, in our view has been property determinedIn clubbeclandconsidered as ‘one bid’forthe purposesofacceptance. openedforthe Buyba.ck (the “Company Demat Acco1mt’} provided it is indicatedbythe Company’sBrokeror it accordancewith Section68(2)(c)oftheAct and Regulation4(i)ofthe BuybackRegulations.The amountsof share 13.8.The cumulative quantitytendered shall be made available on the website of the Stock Exchanges throughoutthe the will dearing be transferred and settlement by the Company’s mechanismofthe Broker to Stock the Company Exchanges. DematAccount on receipt of the Equity Shares from capital and free reserves have been extractedfrom the audited interim condensed standalone and consolidated trading sessions and will be updated al specific intervals during ttie tendering period. financialstatementsoftheCompanyas atand forthreemonthsandyear endedMarth 31 , 2023. xi. Eligible Shareholders who intend to participate in the Buyback shouldconsult theirrespecti\18 Stoclc Broker for 13.9.Further, the Company will not accept Equity Shares tencered for Buyback which are under restraint order of the any cost. applicable taxes. charges and expenses (including brokerage), stamp duty etc., that may be levied iii) The Boan! of Directors of 1he Company, in their meeting d on April27, 2023 have formed their opinion as court/any other competent authority for transfer/sale and /or litte in respect of which is otherwise under dispute or specified in dause (x) ofSchedule I to the BuybackRegulations, on reasonablegrounds and that the Company including by the Stock Broker upon the Eligible Sha.reholders for tendering Equity Shares in the Buybacll where loss of share certifieates has been notified to the Companyand the duplicate share certificates have no! been (secondarymarkeltransaction).The Buybackconsiderationreceivedby the Eligible Shareholders in respectof having regard to Its state of affairs, will not be rendered Insolvent within a period of one yearfrom the date of Issued eltl’lefdue to such request being underprocess as perthe provisionsoflaw orotherwise, passing the Board Meeting resolution dated April 27, 2023 and from the date on whicil the results of the accepted Equity Shares could be net of such costs, applicable taxes, charges and expenses (including 13.1 0.The Buyback from the Eligible Sharaholders who are residents outside India induding foreign corporate bodies brokerage) and the Companyaccepts no responsibilityto bearorpaysuch additionalcost,charges and expenses shareholders’ rerolutionwilh regard to the proposed buybackare passed. (lncfuding erstwhile overseas corporale bodies), foreign portfolio in11Sstors, non-resident lndJans, members offoreign (induding brokerage and/orstamp duty) Incurred solelyby the Eligible Shareholders.The Stoel< Brokers(s)would Restrictlon on Use nationality, ifany, shall be subject lo the Foreign Exchange Management Act, 1999 and rules and regulations framed issue contractnote and paytheoonsideration forthe Equity Shares accepted under the Buyback. 10. This reporthas been issued at the request of the Companysolely for use ofthe Company (i) in connection wtth the thereunder, Ifany, IncomeTaxAct, 1961 and rules and regulationsframedthereunder, as applicable, and also subject 13.15.The Equity Shares lying to the credit of the Company DematAccount and the Equity Shares bought back and proposed buyback of equity shares ofthe Company in pursuanceto theprovisions of Section 68 and otherapplicable to the receipt/provision by such Eligible Shareholders of such approvals, if and to the extent necessary or required accepted in physical form will be extinguished in the manner and followingthe procedure prescribedin the Buybad< provisionsofthe Act, and the Buyback Regulations, (ii) to enable1he BoardofDirectors of!tie Company to include in the explanatorystatementto the noticef-or special resolution, publicannouncement, and otherdocumentspertaining from concerned authoritiesIncluding, but not limited to, approval s fromthe Reserve Bank of India under the Foreign Regulations. to buy-back to be sent to the shareholders of theCompanyorfiledwith (a)the Registrar ofCompanies, 5eo.irities and Exchange ManagementAct, 1999and rules and regulationsframedthereunder, ifany. 14. COMPUANCEOFFICER ExchangeBoar!Iof India, stock exchanges, public shareholders and any other regulatOI)’ authority as per applicable 13.1Uhe Management reporting Act, requirements 1999, as amended for non-resident and any other shareholders rules, regulations, under Reserve guidelines, Bank for of remiHance India, Foreig of funds, n Exchange shall be address Investors their may grievances, contact the If Company any, during Secretary office hours and Compliance I.e., from 1 0.00 OfficeroftheCompany a.m. to 5.00 p.m. on for all anydarifications wor11ing days except or to law and (b) the Central Depository Services (India} Limited, National SecuritiesDej)Ository Limited and (iii) for pro\iiding to JM Financial Limited (‘the managers”),each forthepurposeofbuybacllofequitystiaresofthe Company made bythe EligibleShare.holdersand/orthe StockBrokerU,roughW.h’ch the EligibleShareholderplaces thebid. Saturday, Sunday and public holidays, atthe following address: in pursuancetothe provisionsotSection68 and other applicable provisionsoftheActand the Buyback Regulations, f 3.12.Procedureto IM! lolloWi!d bv Ellglble Shareholders holding Equity Shares [nthedemateriallzedform: Mr. M Sanaulla Khan and may not be suitable for any other purpose. This report shoutd not be used for any other purpose without our prior i. Eligible Shareholders who desire lo tender their EquityShares in dematerialized form underthe Buyback would Company Wipro Limited. Secreta,yand Compliance Officer, written consent.Accordingly, we do not acceptor assume any liabilityorany dutyof care forany other purposeor lo have todo so lhrough!heir respective Stock Broker by indicating the details ofEquityShares 1hey inten to tender any other person lo whom this certificate is shown or into whose hands rt may come without our prior consent in underthe Buyback. Doddakannelll, Sa apur 1 Road, Bengaluru - 560 035, India. eb it writing, ii. The StockBrokernould be requiredto placean order/bidon behalfofthe Eligible Shareholderswho wish to tender Tel : +91 80 2844 00 1; Email: sanauna khan@wipro.com; W s e: wwwwiprocom For DeloitteHaskins & Sells LLP Equity Shares in the Buyback using theAcquisition Window of the Stock Exchanges, For further detaiis, Eligible 15. REGISTRARTO THE BUYBACK/lNVESTOR SERVICE CENTRE Chartered Accountants Shareholders may refer to the circulars issued by the Stock Exchanges and Indian Clearing Corporation Limited In case of any queries, Eligible Shareholders may also contact the Registrar to the Buyback or the Investor Sdl- Firm Registration No. 117366W/W-1 0001 f l and the National SeruritiesClearing Corporation (collectively referredto as the ‘Clearing CorporaUonsj. following Relations address: team of the Company, during office hours i.e., from 10.00 a.m. to 5.00 p.m. on all worklng days at the rii. The details and the settlement number under which Iha lien will be marked on the Equity Shares tendered forthe A11and Subramanium RegistrartotheBuyback Partner Buyback wilt be provided in a separate circular to be Issued by the Stock Exchanges and/or the Clearing Membership No. 110815 Corporation. Place: Bengaluru Iv. The neo shall be marked by the Stock Broker In the demat a.ccount of the Eligible Shareholder for the shares Date: April 27, 2023 tenderedin tender offer. Detailsofshares markedas lien in the demat accountof1he Eligble Shareholdershall be provided by the depositories to Clearing Corporation.In case. the shareholders demat account is held with one KFIN Technologies Limited UDIN: 2l110815BGXVKM1t 94 Selenium Building, Tower-B, Plot No 31 & 32, Financial Dis1rict, Nanakramguda, Serilingampatly, Annexure A depositoryand clearing member pool and Clearing CorporationAccountis heldwith other deposito,y, shares shall Computation of amount of permissible capital payment towards buyback of Equity Shares in accordance with section be blocked In the sfla.reholdersdemat accounta source deposito,y during the tendering period. lnler deposltOI)’ Tel Hyderabad No: +91 Rangareddy, 40 6716 2222; Telangana- Contact person: 500 032, Mr. India. M. Murali Krishna; Fax No.: +91 40 6716 1 5 63 68(2) oftheActand the BuybackRegulations basedon audtted interim oondensed standalone and consolidated financial tender offer(the “IDT”) instructions shall be initialed by the shareholdersat source depositoryto clearingmember/ Too free No.: 18003094001 ; Email: wipro.buyback2023@ldintech.com; Website: https:\lkarisma.ldintech.com statements as at andforthree monthsand yearended Marcil 31 , 2023: Clearing Corporation accountaltarget deposito,y. Sourredepository shall block the sha.reholder’ssecurities (I.e., SEBI Registration Number: INR000000221; CorporaleldentificaUon Number: L72400TG2017PLC11 7649 Partic tars Amount (In Rs. Lak’hs} Amount (In Rs. Lakhs) transfers fromfree balanceto blocked balance)and sendIDTmessagetotargetdepositoryfor confirmingcreafon CompanyInvestor Relations Standalone Consolidated of lien. Details of sharesblocked in the shareholders demataccountshall be provided bythe target deposito,yto Wipro Limited Paid-up Equity Share Capital as at March 31, 2023 (A} 11)9,756 109,758 theClearingCorporation. Ooddakannelll, Satjapur Road, Bengaluru - 560 035. India. Free Reserves as at March 31 , 2023 v. For custodian participant order$ for demat Equity Shares, early pay-in is mandato,y prior to confirmation of Tel: +91 80 2844 0011; Contactperson: Mr. Dipak Kumar Bohra; Email: dipak.bohra@wipro.com; - Retained Eaminos 5,585,889 6,571 ,797 order/bid by custodian. The custodianparticipantshall either confirm or reject the orders not laterthan the closing Website: www.wipro.com Securities Premium Reserve 3 3 014 37 596 of tradinghours on the last day of the lendering period.Thereafter, all unoonfinnedorders shali be deemed to be 16. MANAGER TO THE BUYBACK rejected. For all confirmedcustodian participanlorders,order modification shall revoke the custodian confirmation Tota l FM Rewves (Bl 5,618,903 ti,609,393 andtherevised order shall be senttothe custodian ag.ain forconfinnation. Total (A B} 5,728,661 6,719,151 jJM FINANCIAL vi. Upon placing the bid, the Stock Broker shall provide a Transaction Registration Slip (the “lRS”) generated bythe 25% Maximum of total amount paid-up permlss·ble equity capital for the and buyback free reserves i.e. lower of of 1,432,165 exchange bidding system to the Eligible Shareholder. The TRS will contain the details of the order submitted like JM -r Floor, Financial Cnergy, Limited Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025, India. standalooeand consolidated financial statements bid of the ID number, completed application tender form number, and DP other ID, documents, dlent ID, numberof but lien Equity marked Shares on Equity tendered, Shares etc. and In caseof a valid non-receipt bid In the Tel : +91 22 6630 3030; +91 22 6630 3262; Fax: +91 22 6630 3330; Contact Person: Ms. Prachee Dhuri 12. RECORD DATE AND SHAREHOLDER’S ENTITLEMENT Email: wipro.buyback2023@jmft.com; Website:www.jmft.com;SEBI Registration Number: INM000010361 exchange bidding system, the bid by such EligibleShareholder shall be deemedto have been accepted. Corporate Identification Number: L67120MH1986PLC038764 12.1 .As requiredunder theBuybackRegulations, the Company has fix ed June 16, 2023 as the record date (the’Record Date”) for determining the entiffementandthe names ofthe shareholders holding Equity Sharesofthe Companywho vii. It ts clarified that in case of dematerialized Equity Shares, s11bmission of the tender form and TRS to the 17. DIRECTOR’S RESPONSIBILITY will be Eligible Shareholdersto participate in the Buyback. Holdars ofADSs wi I nof be eligible to lender ADSs in the Registrar Is not;requlred.Afterthe receipt oflhe demal Equity Shares by theClearing Corporationand a valid bid As perRegulation 24(0(a) ofthe BuybackRegulations,theBoan!accepts responsibilityforthe information contained Buyback. In order for such holders to participate in the Buyback, they mus1 take certain actions priorto the Record in the exchange bidding system , the Buybacksh.all be deemed to have been acceptedfor Eligible Shareholders in this Pubtlc Announcement and oonfirms that su.ch document rontains true, factual and material Information and Date. For additionaldetails concerning participation in the Buyback byADS holders, see paragraph 1 0above entitled holding Equity Sl7ares in dema1form. does notcontainanymisleadinginformation. “lnfonnation for ADS Holders”. Eigible Shareholders will receive a letter of offer along with a Tender/offer form vii. Eligible Shareholders wm have to ensure that they keepthedeposito,y participant(the”DP’) accounl active and Forand on behalfofthe Board ofWipro Limlted indicatingtheirentitlement unblocked.Further, Bigible Shareholders will ha\18 to ensure that theykeep the bank account attachedwith the Sdl- Sd/- Sd/- Sd/-12.2.As required under the Buyback Regulations, the dispatch of the letter of offer shall be through electronic mode In DP account active and updated to recei\18 credit remittance due r to acceplance of Buyback of shares by the RlshadA PremJI Thierry Delaporte Jatln P Dalal M Sanaulla Khan accordancewith the provisions of the Companies Act within two (2) working days from the Record Dale. If the Company. in the event if any equity shares are tendered to Clea ing Corporation,excess dematerialized equity Chairman Chief ExecutiveOffi<:e r and Managing Chief Financial Company Secr